UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 30, 2021

GAL Note No. 95/21

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Notice Shareholders Meeting.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that the company's Board of Directors at its meeting today resolved to call the General Shareholders' meeting for August 10, 2021 at 10:00 a.m. in first call and 11:00 am in second call, to be held; (a) in case of being held in person at the headquarters of Avenida del Libertador 6363, ground floor, Autonomous city of Buenos Aires; (b) f it is held remotely, through the Microsoft Teams system in accordance with the provisions of the Resolution General 830/20 of the National Securities Commission and in the event that on the scheduled date for the holding of the Assembly, the prohibitions or restrictions on the free circulation provided by current regulations are maintained as a consequence of the health emergency.

Without further ado, we greet you very kindly.

Yours faithfully,

Gabriela L. Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 1, 2021